W. John McGuire

+1.202.373.6799

wjmcguire@morganlewis.com

VIA EDGAR

March 3, 2016

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ETFS Trust (File Nos. 333-198170 and 811-22986)
Filing Pursuant to Rule 485(a)

Ladies and Gentlemen:

On behalf of our client, ETFS Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 2”). The purpose of PEA No. 2 is to reflect a new sub-adviser for the Trust’s ETFS Zacks Earnings Large-Cap U.S. Index Fund, ETFS Zacks Earnings Small-Cap U.S. Index Fund, ETFS Diversified-Factor U.S. Large Cap Index Fund and ETFS Diversified-Factor Developed Europe Index Fund.

Please feel free to contact me at 202.373.6799 with any questions or comments.

Sincerely,

/s/ W. John McGuire

W. John McGuire